Mail Stop 4561
Via Fax (888) 465-5447

December 16, 2008

Kevin Griffith
President, CEO, Secretary/Treasurer, and Director
IDI Global, Inc.
462 East 800 North
Orem, Utah 84097

> **Re: IDI Global, Inc.**
> **Form 10-KSB for the Year Ended December 31, 2007**
> **File No. 000-30245**

Dear Mr. Griffith:

      We have completed our review of your Form 10-KSB and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Kathleen Collins
Accounting Branch Chief